As filed with the Securities and Exchange Commission on January 20, 2015

Registration Nos. 333-197227 and

333-197227-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

Under the Securities Act of 1933

GWG HOLDINGS, INC.

GWG LIFE, LLC

(Exact name of Registrant as specified in its charter)

Delaware Delaware	26-2222607 20-4356955
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

220 South Sixth Street, Suite 1200

Minneapolis, Minnesota 55402

Tel: (612) 746-1944

Fax: (612) 746-0445

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jon R. Sabes

Chief Executive Officer

220 South Sixth Street, Suite 1200

Minneapolis, Minnesota 55402

Tel: (612) 746-1944

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Paul D. Chestovich, Esq. Maslon Edelman Borman & Brand, LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Tel: (612) 672-8200

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration Nos. 333-197227 and 333-197227-01

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the SEC pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐    Non-accelerated filer ☐    Smaller reporting company ☒

EXPLANATORY NOTE

Pursuant to Rule 462(d), GWG Holdings, Inc., a Delaware corporation (the “Company”), is filing this Post-Effective Amendment to its Form S-1 registration statement (SEC File Nos. 333-197227 and 333-197227-01) (the “Registration Statement”) solely to amend Exhibits 3.4 and 4.8 to such Registration Statement. Exhibit 3.4 are the Company’s Bylaws as amended to and including November 13, 2014. Exhibit 4.8 is a new form of Subscription Agreement that will be used in the offering to which this Registration Statement relates.

This Post-Effective Amendment does not modify any provision of Part I or Part II of the Registration Statement (or any related prospectus or prospectus supplement) other than supplementing Part II, Item 16(a), as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description
3.4	Bylaws, as amended to and including November 13, 2014 (filed herewith)

4.8	Form of Subscription Agreement for L Bonds (revised January 2015) (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on January 20, 2015.

GWG Holdings, INC.

By:	/s/ Jon R. Sabes
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed, as of January 20, 2015, by the following persons in the capacities indicated below.

Name	Title

/s/ Jon R. Sabes	Director, Chief Executive Officer
Jon R. Sabes	(Principal Executive Officer)

/s/ Paul A. Siegert *	Chairman of the Board
Paul A. Siegert

/s/ William Acheson	Chief Financial Officer
William Acheson	(Principal Financial and Accounting Officer)

/s/ Steve F. Sabes *	Director, President and Secretary
Steven F. Sabes

/s/ David H. Abramson *	Director
David H. Abramson

/s/ Shawn R. Gensch *	Director
Shawn R. Gensch

/s/ Jeffrey L. McGregor *	Director
Jeffrey L. McGregor

/s/ Charles H. Maguire III *	Director
Charles H. Maguire III

* Signed pursuant to power of attorney held by Jon R. Sabes.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on January 20, 2015.

GWG Life, LLC

By:	/s/ Jon R. Sabes
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed, as of January 20, 2015, by the following persons in the capacities indicated below.

Name	Title

/s/ Jon R. Sabes	Chief Executive Officer
Jon R. Sabes	(Principal Executive Officer)

/s/ William Acheson	Chief Financial Officer
William Acheson	(Principal Financial and Accounting Officer)

/s/ Jon R. Sabes	Manager of GWG Life, LLC
Jon R. Sabes

EXHIBIT INDEX

Exhibit No.	Description
3.4	Bylaws, as amended to and including November 13, 2014 (filed herewith)

4.8	Form of Subscription Agreement for L Bonds (revised January 2015) (filed herewith)